UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

(Commission File No. 001-40634)

Gambling.com Group Limited

(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-258412 and 333-262539) of Gambling.com Group Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 27, 2022, Daniel D'Arrigo tendered his resignation from the Board of Directors (the “Board”) of Gambling.com Group Limited (“Company”) in connection with an upcoming change in his principal occupation.

As disclosed by the San Manuel Band of Mission Indians (the "Tribe") in a press release issued on March 28, 2022, Mr. D'Arrigo joined the Tribe as its Chief Financial Officer beginning on March 28, 2022.

The Board accepted Mr. D'Arrigo's resignation, effective March 27, 2022. The resignation by Mr. D'Arrigo was not the result of any disagreement with the Company on any matter relating to its operations, policies or practices.

The Board appreciates and sincerely thanks Mr. D'Arrigo for his significant contributions to the Company through his service as a director and wishes him well in his new role.

Following Mr. D'Arrigo's resignation, the Board appointed (i) existing independent director Fredrik Burvall to serve as the Chairperson of the Nominating and Corporate Governance Committee and (ii) existing independent director Pär Sundberg to fill the vacancy on the Audit Committee, in each case effective immediately.

The Board has commenced a search to identify one or more new, independent directors to the Board whose skills and experiences would compliment the existing Board members.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: March 28, 2022